Exhibit 99.3

MICROMEM TECHNOLOGIES INC.
777 BAY STREET, SUITE 1910, TORONTO, ON M5G 2C8
TEL.416.364.6513 FAX.416.360.4034

Request for Financial Statements

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

EQUITY FINANCIAL TRUST COMPANY
200 University Avenue, 4th Floor
Toronto ON M5H 4H1

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

[_] Interim Financial Statements with MD&A
[_] Annual Financial Statements with MD&A

PLEASE PRINT

FIRST NAME		LAST NAME

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED: _________________________________
(Signature of Shareholder)

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK HERE: [_]
(Please provide previous address below)